DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  May 04, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable



                                    FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    May 04, 2004

3.  Press Release
    -------------

    May 04, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, B. C., Canada. May 4, 2004 - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today a further agreement with Dr. Desmond Radlein to coordinate and advance research into BioOil and its applications in commercial processes.

Dr. Radlein, a non-executive director of DynaMotive, is a world recognized authority in pyrolysis, pyrolysis fuels and development of the biomass refinery concept whereby reformation, fractionation and extraction of value added products from BioOil is envisaged. DynaMotive is a leader in the development of pyrolysis technology and the production of pyrolysis fuels. Dr. Radlein is a founding member of Resource Transform International from which DynaMotive initially licensed its BioThermTM technology.

Dr. Radlein will establish a jointly-funded group that will coordinate the activities of the BioOil R&D group and will advise DynaMotive on its long-term research initiatives and collaboration agreements with research institutes nationally and internationally. The research group will also invest directly into R&D initiatives and will manage specific development
programs.   The parties agreed to focus their initial efforts in the
reformation of BioOil to syngas and BioOil syngas processing to hydrogen, liquid fuels and chemicals field in which Dr. Radlein has significant expertise. The R&D program aims to validate and demonstrate, at pre-commercial level, the development of mobile fuels from BioOil such as hydrogen, diesel and ethanol.

"This arrangement represents a major opportunity for DynaMotive to work more closely with a prominent researcher who has a significant presence, track record and experience in the Bio Fuels arena," said Andrew Kingston, President and CEO of DynaMotive. "We believe the research group will be able to leverage and accelerate development and implementation of research programs and in doing so expand market opportunity and add value."

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 4th day of May, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Richard Lin"
                                            Richard Lin
                                            Chairman



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



DYNAMOTIVE ENERGY SYSTEMS CORPORATION            News Release - May 4th, 2004

    DynaMotive Focuses Research into Hydrogen, Diesel and Ethanol Production from BioOil Desmond Radlein PHD to Coordinate Research Group

Vancouver, B. C., Canada. May 4, 2004 - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today a further agreement with Dr. Desmond Radlein to coordinate and advance research into BioOil and its applications in commercial processes.

Dr. Radlein, a non-executive director of DynaMotive, is a world recognized authority in pyrolysis, pyrolysis fuels and development of the biomass refinery concept whereby reformation, fractionation and extraction of value added products from BioOil is envisaged. DynaMotive is a leader in the development of pyrolysis technology and the production of pyrolysis fuels. Dr. Radlein is a founding member of Resource Transform International from which DynaMotive initially licensed its BioThermTM technology.

Dr. Radlein will establish a jointly-funded group that will coordinate the activities of the BioOil R&D group and will advise DynaMotive on its long-term research initiatives and collaboration agreements with research institutes nationally and internationally. The research group will also invest directly into R&D initiatives and will manage specific development
programs.   The parties agreed to focus their initial efforts in the
reformation of BioOil to syngas and BioOil syngas processing to hydrogen, liquid fuels and chemicals field in which Dr. Radlein has significant expertise. The R&D program aims to validate and demonstrate, at pre-commercial level, the development of mobile fuels from BioOil such as hydrogen, diesel and ethanol.

"This arrangement represents a major opportunity for DynaMotive to work more closely with a prominent researcher who has a significant presence, track record and experience in the Bio Fuels arena," said Andrew Kingston, President and CEO of DynaMotive. "We believe the research group will be able to leverage and accelerate development and implementation of research programs and in doing so expand market opportunity and add value."

Dr. Radlein said, "DynaMotive has successfully scaled up the BiothermTM pyrolysis technology developed by Resource Transform International and is moving rapidly towards commercialization. Now is the ideal time to focus research into exploiting the value of BioOil as a readily distributable, renewable fuel source. The field of BioOil reforming to synthesis gas and hydrogen and derived downstream products seems to be particularly promising."

DynaMotive and its development partners have successfully completed several R&D projects and continue to conduct research programs to further its technology. Among them:
-  Magellan Aerospace (Orenda division).  Turbine modifications for  using
   BioOil
-  Canfor. Use of BioOil for firing of dry lumber kilns
-  CANMET - NRCan. Direct firing of BioOil
- US DOE- NREL- Feasibility study of integrated pyrolysis combined cycle biomass power system
-  TopGro Greenhouse Ltd. Firing of a greenhouse boiler using BioOil
-  Major US briquette manufacturer. Manufacturing of char briquettes
- University of British Columbia. Calcinations of lime in a lime kiln using BioOil as fuel (ongoing)
-  University of Saskatchewan. Activated carbon research project (ongoing)

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.